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Invesco Advisers, Inc.

11 Greenway Plaza, Suite 1000

Houston, TX 77046-1173

April 15, 2021

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Jaea Hahn, Esq.

Re: AIM Growth Series (Invesco Growth Series) (the "Registrant")

File Nos. 002-57526; 811-02699

CIK No. 0000202032

Responses to Comments on Post-Effective Amendment No. 162

Dear Ms. Hahn:

This letter responds to comments from the staff ("Staff") of the U.S. Securities and Exchange

Commission (the "SEC"), which you conveyed via telephone on March 15, 2021 regarding Post-Effective

Amendment No. 162 to the Registrant's registration statement under the Securities Act of 1933, as amended, and Amendment No. 158 to the Registrant's registration statement under the Investment

Company Act of 1940, as amended (the "1940 Act"), which was filed with the SEC on January 27, 2021 (the "Amendment"). The Amendment was filed in connection with the launch of the new Invesco Peak RetirementTM 2010 Fund (the "Fund"). Any disclosure changes required by these responses will be incorporated into a filing made pursuant to Rule 485(b) under the 1933 Act for the Registrant scheduled to be filed on or about April 29, 2021. Each of your comments is set forth below in bold with the

Registrant's response immediately below each comment.

Fund Summary and Statutory Prospectus

1. Please complete fee and expense information for the Fund.

Response: The financial information has been updated; please see below.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Invesco Funds. More information about these and other discounts is available from your financial professional and in the section "Shareholder Account Information – Initial Sales Charges (Class A Shares Only)" on page A-3 of the prospectus and the section "Purchase, Redemption and Pricing of Shares-Purchase and Redemption of Shares" on page L-1 of the statement of additional information (SAI). The table and Examples below do not reflect any transaction fees that may be charged by financial intermediaries, or commissions that a shareholder may be required to pay directly to its financial intermediary when buying or selling Class Y or Class R6 shares.

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Shareholder Fees (fees paid directly from your investment)

Class:	A	C	R	Y	R5	R6
Maximum Sales Charge (Load) Imposed on
Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a
percentage of original purchase price or	None1
redemption proceeds, whichever is less)		1.00%	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class:	A	C	R	Y	R5	R6
Management Fees	None	None	None	None	None	None
Distribution and/or Service (12b-1)	0.25	1.00	0.50	None	None	None
Other Expenses2	14.73	14.73	14.73	14.73	14.41	14.41
Acquired Fund Fees and Expenses3	0.39	0.39	0.39	0.39	0.39	0.39
Total Annual Fund Operating	15.37	16.12	15.62	15.12	14.80	14.80
Fee Waiver and/or Expense
Reimbursement4	14.63	14.63	14.63	14.63	14.31	14.31
Total Annual Fund Operating
Expenses After Fee Waiver and/or
Expense Reimbursement	0.74	1.49	0.99	0.49	0.49	0.49

1A contingent deferred sales charge may apply in some cases. See "Shareholder Account Information-Contingent Deferred Sales Charges (CDSCs)."

2"Other Expenses" are based on estimated amounts for the current fiscal year.

3"Acquired Fund Fees and Expenses" have been restated to reflect current fees.

4Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (including estimated year end Acquired Fund Fees and Expenses of 0.43% and excluding certain items discussed in the SAI) of Class A, Class C, Class R, Class Y, Class R5 and Class R6 shares to 0.74%, 1.49%, 0.99%, 0.49%, 0.49% and 0.49%, respectively, of the Fund's average daily net assets (the "expense limits"). Unless Invesco continues the fee waiver agreement, it will terminate on April 30, 2022. During its term, the fee waiver agreement cannot be terminated or amended to increase the expense limits without approval of the Board of Trustees.

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Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This Example does not include commissions and/or other forms of compensation that investors may pay on transactions in Class Y and Class R6 shares. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain equal to the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement in the first year and the Total Annual Fund Operating Expenses thereafter.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years
Class A	$621	$3,344
Class C	$252	$3,128
Class R	$101	$3,014
Class Y	$ 50	$2,899
Class R5	$ 50	$2,848
Class R6	$ 50	$2,848

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years
Class A	$621	$3,344
Class C	$152	$3,128
Class R	$101	$3,014
Class Y	$ 50	$2,899
Class R5	$ 50	$2,848
Class R6	$ 50	$2,848

1.In the section titled "Principal Investment Strategies of the Fund," with respect to the reference to emerging markets, please explain what the Underlying Funds consider to be emerging markets. Is there a general definition of emerging markets?

Response: The section titled "Principal Investment Strategies of the Fund" in the Fund's prospectus will be revised to state that the Underlying Funds consider emerging markets to be "those that are generally in the early stages of their industrial cycles." More specifically, as reflected in the Fund's statement of additional information ("SAI") under "Risks of Developing/Emerging Markets Countries," the Fund and Underlying Funds (unless an Underlying Fund's prospectus indicates otherwise) consider developing and emerging markets countries to be those countries that are (i) generally recognized to be an emerging market country by the international financial community, including the World Bank, or (ii) determined by the Adviser to be an emerging market country. The Adviser considers "emerging market countries" to generally include every country in the world except those countries included in the MSCI World Index. The Adviser has broad discretion to identify countries that it considers to be emerging market countries and may consider various factors in determining whether to classify a country as an emerging market country, including a country's relative interest rates, inflation rates, exchange rates, monetary and fiscal policies, trade and current account balances, legal and political developments and any other specific factors the Adviser believes to be relevant. Because emerging markets equity and emerging markets debt are distinct asset classes, a country may be deemed an emerging market country with respect to its equity only, its debt only, both its equity and debt, or neither.

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2.Please explain how the glide path will work for the Fund, and whether the Fund's allocation will be fixed at launch, since the target date has already passed. If the Fund's allocation is fixed at launch, please disclose how it will be fixed.

Response: The Fund is designed for investors who retired in 2010 and/or began to withdraw their retirement assets around 2010. Like the other funds in the Invesco Peak Retirement Series, the Fund follows a glide path that adjusts the combination of Underlying Funds to generally become more conservative over time, until the Fund reaches its destination point, which is approximately 15 years after the target retirement date stated in the Fund's name (2025 for the Fund). At the end of the Fund's glide path, the Fund may be combined with the Invesco Peak RetirementTM Destination Fund (Retirement Destination Fund), which is a conservative fund with a static investment allocation.

As described in the principal investment strategies sections of the Fund's prospectus, the Fund's target asset class exposures will generally be fixed as of its launch in 2021 consistent with the Fund's glide path but the Adviser may make tactical adjustments to the target asset class exposures as part of periodic rebalancings.

Also as disclosed in the principal investment strategies sections of the Fund's prospectus, the Adviser does not expect the Fund's allocation to the target asset class exposures to vary by more than +/-15%. When the Fund is launched, it will be managed by the portfolio management team for investors who are already approximately 11 years into the 15-year period that is reflected in the glide path between the points labeled

"2010" and "Destination" as reflected in the glide path illustration included in the Fund's prospectus.

3.In the paragraph below the glide path, the Fund discloses the following: "The Adviser will continue to manage the Fund for approximately 15 years after the Fund reaches its target retirement date and the

Fund will not reach its lowest strategic target allocation to equities until 15 years past the Fund's target retirement date." The Staff believes it is unusual to see a Fund that has a target date that has already passed. Does this mean that the Fund will likely liquidate or merge with the Retirement Destination Fund in the next four years (i.e., 2025)? If so, is this a limited duration fund? Please provide an explanation in the disclosure and the response letter that this Fund may only exist for a relatively short time, since this is not the norm.

Response: We have revised the sentence that appears immediately after the above-mentioned sentence as follows:

The Fund, which has the target retirement date defined by its name, may be combined with other funds into the Invesco Peak RetirementTM Destination Fund (Retirement Destination Fund), in approximately 15 years after its target retirement date (2025 for the Fund). The Retirement Destination Fund does not have an investment allocation that evolves beyond the allocation in effect at that point in time. If the Fund is combined into the Retirement Destination Fund in approximately 2025, the Fund will cease to exist as a standalone fund and you will receive an equivalent amount of shares of the Retirement Destination Fund.

4.The paragraph above the glide path states: "The Fund's long-term glide path as of the date of this prospectus is set forth in the table below. The table reflects the target asset class exposures that the

Fund's allocation to the Underlying Funds will provide." However, since the glide path covers a number of other funds, please revise the statement to indicate that the table shows the glide path for a number of funds, and that this Fund's particular glide path is indicated by the retirement date in the Fund's name.

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Response: The statement has been revised as requested. The disclosure has been revised as follows:

As of the date of this prospectus, the long-term glide path of the Fund and each of the other funds in the Invesco Peak Retirement Series is set forth in the table below. This Fund's particular glide path is indicated by the retirement date in the Fund's name. The table reflects the target asset class exposures that investment in the Underlying Funds provide to the Fund and each of the other funds in the Invesco Peak Retirement Series.

5.The Staff notes the following principal risks did not have a corresponding principal investment strategy: Municipal Securities Risk, Environmental, Social and Governance ("ESG") Risk, Master Limited Partnership Risk, Subsidiary Risk, Mortgage- and Asset-Backed Securities Risk, and Bank Loan Risk. Please ensure generally that each identified principal risk corresponds to a particular investment strategy.

Response: The Fund has revised its disclosure in the Fund's "Principal Investment Strategies" to clarify that the Fund may invest in the following: municipal securities, master limited partnerships, subsidiaries, mortgage- and asset-backed securities, and floating rate loans (also known as bank loans). The Fund has determined that ESG is not a principal investment strategy or principal risk of the Fund, and therefore will not add ESG as a principal investment strategy of the Fund and has deleted "ESG Risk" as a principal risk.

6.The Staff noticed the following principal investment strategies did not have a corresponding principal risk: inflation protected securities, real estate, and floating rate securities. Please ensure generally that each identified principal investment strategy corresponds to a particular principal risk.

Response: The Fund has revised its disclosure in the Fund's "Principal Investment Strategies" and "Principal Risks" accordingly.

7.The Staff noted if ESG Risk is considered a principal risk then it should be identified as a principal investment strategy. Please clearly explain if ESG is an area of focus for the underlying funds. The disclosure should explain the criteria that the underlying funds use to consider ESG. The Fund should describe more clearly whether the underlying funds use the following when considering ESG: an ESG Index, a third-party screen, a proprietary screen, or a combination of all of the above.

Response: The Fund has determined that ESG is not a principal investment strategy or a principal risk of the Fund.

8.With respect to ESG, describe the Fund's due diligence practices and screening criteria more completely. Does the Underlying Fund apply its ESG criteria to all of the underlying fund's investments or only certain funds?

Response: As indicated in our responses to Comment Nos. 7 and 8, ESG is not a principal investment strategy of the Fund, and therefore ESG is not a principal risk. With regard to ESG specifically, the Fund does not screen its Underlying Funds for ESG factors. For Underlying Funds that consider ESG criteria, the prospectuses and SAIs of those funds disclose the respective fund's practices and policies concerning ESG.

9.Disclose in the prospectus or SAI, where appropriate, how the Fund will approach relevant ESG proxy issues, or explain in correspondence why such disclosure is not required.

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Response: The Fund votes proxies consistent with its proxy voting policy, which delegates voting responsibility to the Adviser. The Adviser's proxy voting policies consider a number of factors when evaluating proxy proposals. Consistent with Item 17(f) of Form N-1A, the Fund provides a copy of its proxy voting policies at Appendix E to the SAI, including "Invesco's Policy Statement on Global Corporate Governance and Proxy Voting," which addresses specifically, at section VIII.B, "Environmental, Social and Corporate Responsibility Issues."

We also note that the Fund's portfolio will generally consist primarily of investments in Invesco mutual funds and exchange-traded funds, which are not expected to generate a significant number of proxy solicitations. Accordingly, the Registrant believes that disclosure contained in the proxy voting policies is not suitable for the prospectus and that disclosure of those policies in a consolidated format as an appendix to the SAI is appropriate.

10.If the Fund invests in Underlying Funds that use ESG, the Fund should explain whether it considers ESG in its Fund-of-Fund target allocations and weightings.

Response: The Fund does not consider ESG in its target allocations and weightings. We believe that the

Fund's disclosure in the "Principal Investment Strategies," primarily in the two paragraphs beginning with, "The Adviser uses a three-step process"" and ending with, ""most recently completed fiscal year is located in the Fund's annual report," adequately explains how it selects investments.

11.Supplementally, please clarify if the Target Fund is seeking to invest in ESG investments. Response: The Fund clarifies that it is not seeking to invest in ESG investments.

12.With respect to Master Limited Partnership Risk, consider whether Master Limited Partnership Risk should be incorporated under the risk below (MLP Tax Risk).

Response: We have revised the disclosure so that the MLP Tax Risk is now incorporated under Master Limited Partnership Risk.

13.The Fund states: "Approximately 15 years after the Fund reaches its target retirement date, the Fund may be combined with the Invesco Peak Retirement™ Destination Fund (Retirement Destination

Fund) with an investment allocation that will not evolve beyond the allocation in effect at that point in time." Please clarify if the allocations of Retirement Destination Fund will be fixed. If so, describe the allocation of the Retirement Destination Fund, or will repositioning be required if the Fund is merged with the Retirement Destination Fund? If the Fund and the Retirement Destination Fund have different allocations, then please revise disclosure. If the allocations are very similar, supplementally respond in the SEC response letter.

Response: The allocations of the Fund and the Retirement Destination Fund are similar, although the allocations of the Retirement Destination Fund are generally more conservative than the Fund at this point in the glide path. As the Fund becomes progressively more conservative with each passing year until it reaches 2025, the Fund would be expected to become even more similar to the Retirement Destination Fund pursuant to the glide path and it would be expected that minimal repositioning would be required due to the similar investment allocations. Should the Fund's Board of Trustees decide that the Fund should combine with the Retirement Destination Fund, at that point the Fund would merge with the Retirement Destination Fund and follow the investment strategy and investment allocation of the Retirement Destination Fund. As described in

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the Fund's prospectus, the Retirement Destination Fund has a fixed investment allocation that will not evolve beyond the allocation in effect at that point in time.

SAI

14.Please confirm supplementally that the Fund will be able to comply with Fundamental Restrictions (5) and (6) (see below) when its Underlying Funds may have investments in real estate investment trusts (REITs) and commodities.

(5)The Fund may not purchase real estate or sell real estate unless acquired as a result of ownership of securities or other instruments. This restriction does not prevent the Fund from investing in issuers that invest, deal, or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein.

(6)The Fund may not purchase or sell physical commodities except to the extent permitted by the 1940 Act and any other governing statute, and by the rules thereunder, and by the SEC or other regulatory agency with authority over the Fund.

Response: The Fund confirms that it will be able to comply with Fundamental Restrictions (5) and (6) when its Underlying Funds may have investments in REITs and commodities. As a general rule, the Underlying Funds currently do not intend to purchase or sell real estate.

As stated under "Fund Policies – Fundamental Restrictions – Explanatory Note": For purposes of the Fund's fundamental restriction related to physical commodities above, the Fund is currently permitted to invest in futures, swaps and other instruments on physical commodities to the extent disclosed in [its] Fund's prospectus or SAI."

We believe that this information responds to your comments. Should you have any questions regarding these matters, please call me at (212) 652-4277.

Sincerely,

/s/ Amy E. Shapiro

Amy E. Shapiro

Senior Counsel

cc:Taylor V. Edwards, Esq. Matt DiClemente, Esq. Mena Larmour, Esq.

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